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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9
                                 (Rule 14D-101)

          Solicitation/Recommendation Statement Under Section 14(d)(4)
                     of the Securities Exchange Act of 1934

                                (Amendment No. 1)

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                      POLICY MANAGEMENT SYSTEMS CORPORATION
                            (Name of Subject Company)

                      POLICY MANAGEMENT SYSTEMS CORPORATION
                      (Name of Person(s) Filing Statement)

                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                    731108106
                      (CUSIP Number of Class of Securities)

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                         Stephen G. Morrison, Secretary
                      Policy Management Systems Corporation
                                 One Mynd Center
                        Blythewood, South Carolina 29016
                                 (803) 333-4000
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
           Communications on Behalf of the Person(s) Filing Statement)

                                 With copies to:

                                Morton A. Pierce
                                Richard D. Pritz
                              Dewey Ballantine LLP
                           1301 Avenue of the Americas
                            New York, New York 10019
                                 (212) 259-8000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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         The Solicitation/Recommendation Statement on Schedule 14D-9 filed by
PMSC with respect to Computer Sciences Corporation's offer to purchase all of the outstanding shares of common stock, par value $0.01 per share, of PMSC at $16 per share net to the seller in cash is hereby amended and supplemented as follows:

ITEM 9. EXHIBITS.

        (e)(1) -- Agreement and Plan of Merger, dated as of June 20, 2000, among Parent, Purchaser and the Company.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 19, 2000


                                           POLICY MANAGEMENT SYSTEMS CORPORATION


                                           By: /s/    G. LARRY WILSON
                                               ---------------------------------
                                               Name:  G. Larry Wilson
                                               Title: Chairman, President and
                                                      Chief Executive Officer


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